

GLOBAL corporate compliance

November 21, 2006


SEC MAIL
RECEIVED
PROCESSING
DEC 0 2006
WASH. D.C.
213
SECTION

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

SUPPL

Attention: Office of International Corporate Finance


06018975

Dear Sirs: Q Gold Resources

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated October 20, 2006
2. News Release dated November 16, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

Dlw 12/6

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 **Fax:** 403.216.8459 **web:** www.globalcci.com **email:** info@globalcci.com

82 4931



Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
, Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD RESOURCES LTD. UPDATES GOLD EXPLORATION PROGRAM IN MINE CENTRE, ONTARIO

SEC 12g 3-2(b) Exemption # 82-4931

October 20, 2006

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today it has completed the final stripping phase of its program to trench and sample additional surface quartz veins in the Foley and Golden Star Gold Mine Complexes on its 100% owned 26,840 acres of mining claims, Crown Leases and Patented Claims at Mine Centre in Northwestern Ontario.

The final phase has uncovered 1,455 metres of total strike length from eleven surface veins to be added to Q-Gold's inventory of prospective gold-bearing veins at Mine Centre. Three of the individual veins exceed 300 metres in strike length.

Bruce Carruthers, President and CEO, said, "I am happy to report that these results, when added to the Company's stripping and trenching activities reported on October 5, 2006 and the 2005 program, mean that we have uncovered a total of 4,022 metres (13,192 feet) of additional potential gold-bearing surface quartz veins on our holdings at Mine Centre for further exploration and sampling. Most of these veins were previously known but never fully exposed because of erosion since the Pre-Cambrian (2.6 million years) and widespread Pleistocene (recent) glacial cover. Trenching and channel sampling at 10-metre intervals across the uncovered veins is currently in progress, with an extensive series of 'pulp metallic' assay results expected shortly."

As disclosed in the Company's NI 43-101 Technical Report, over 100 quartz veins on Q-Gold's Mine Centre properties have recorded gold values. The veins uncovered in both the 2005 and 2006 programs are contained in an area encompassing 22.5 square kilometres (5,560 acres). They comprise a very large and relatively unexplored gold/quartz vein complex within a large Archean felsic intrusive body, which also contains the past producing Foley and Golden Star Mines. Numerous other veins with known gold values on the properties remain to be stripped and trenched.

During the current program, a series of ore samples from mine dumps associated with development activities in 1925-28 at the Foley Mine, were also collected and sent for

82 4931



Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD RESOURCES LTD. AGAIN HITS HIGH GRADE GOLD AND SILVER AT MINE CENTRE

SEC 12g 3-2(b) Exemption # 82-4931

November 16, 2006

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced today that the first assays received in connection with its additional 3,000 metre trenching program in the historic Foley gold/ quartz vein complex at Mine Centre, Ontario have returned high-grade gold and silver values.

Six trenches in the "Lucky Joe" vein over a total strike length of 90 metres graded an average of 14.78 grams/ tonne (g/t) gold, 13.09 g/t silver and 0.27% zinc by weight. The Company previously reported (Press Release dated 22 November 2005) that it had encountered average high-grade gold values of 4.809 g/t and 15.6 g/t silver from over a total strike length of 213 metres from trenches in the "Jumbo Vein".

Individual Lucky Joe trench results are as follows:

Trench #	Width (m)	Strike Length (m)	Au (g/t)	Ag (g/t)	Zn (%)
LJ-71	0.60	12.00	5.29	6.8	0.149
06-5	0.60	12.10	4.28	2.2	0.082
06-4	0.50	7.85	1.43	1.7	0.054
06-3	0.18	20.10	0.49	1.2	0.012
06-2	0.22	20.15	23.87	11.1	0.014
06-1	0.30	17.60	54.20	55.0	1.140

Total Strike Length: 89.8 m

Weighted Averages:
- Trench Width = 0.35 m
- Au Grade = 14.78 g/t
- Ag Grade = 13.09 g/t
- Zn Grade = 0.271%